FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of a Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 8, 2016
Commission File Number: 001-13928

Royal Bank of Canada

(Exact name of registrant as specified in its charter)

200 Bay Street
Royal Bank Plaza
Toronto, Ontario
Canada M5J 2J5
Attention: Vice-President
& Corporate Secretary

(Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ☐

THIS REPORT ON FORM 6-K AND THE EXHIBITS HERETO SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE AS EXHIBITS TO ROYAL BANK OF CANADA'S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-208507) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

In connection with the registrant's issuance of certain of its Senior Global Medium-Term Notes, Series G, denominated in U.S. dollars (collectively, the “Notes”) following the date of this report on Form 6-K, pursuant to the Bank's shelf registration statement on Form F-3 (File No. 333-208507), the registrant is filing the two legal opinions and the consent set forth below.

EXHIBITS

Exhibit	Description of Exhibit
5.1	Opinion of Norton Rose Fulbright Canada LLP, Canadian counsel for the Bank, as to certain matters under Canadian, Ontario and Québec law.

5.2	Opinion of Morrison & Foerster LLP, as to the validity of the Notes under New York law.

23.1	Consent of Morrison & Foerster LLP, as special tax counsel for the Bank.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

By:	/s/ Paul Morton

Name:	Paul Morton
Title:	Authorized Officer

Date:	January 8, 2016

ROYAL BANK OF CANADA

By:	/s/ Ryan Neske

Name:	Ryan Neske
Title:	Authorized Officer

Date:	January 8, 2016